Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934
(Amendment No.   )*

AETRIUM
(Name of Issue)

COMMON (Title of Class of Securities)

00817R103
(Cusip number)



Check the following box if a fee is being paid
with this statement [   ].  (A fee is not
required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial
ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





Cusip Number:00817R103
13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a
group: (a)[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization: Delaware
5.   Sole voting power:  737,400
6.   Shared voting power:  226,700
7.   Sole Dispositive power:  737,400
8.   Shared dispositive power: 226,700
9.   Aggregate amount beneficially owned by each
reporting person:  964,100
10. Percent of class represented by amount in Row 9: 10.97%
11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:  AETRIUM, INC
  (b)  Address of Issuer's Principal Executive
                    Offices:
               2350 HELEN STREET
           NORTH ST. PAUL,  MN  55109

Item 2.   (a)  Investment Advisors, Inc.
      (b)  3700 First Bank Place, Box 357,
              Minneapolis, MN 55440
     (c)  Delaware
     (d)  Title of Class of Securities:  Common
     (e)  Cusip Number:  00817R103


  Item 3    (e)  Investment Advisor registered
under Section 203 of the Investment Advisors Act
                    of 1940.

Item 4.  (a)  Amount beneficially owned:
964,100
     (b)  Percent of Class:  10.97%
  (c)  Number of shares as to which such person
                      has:

     (I)  Sole power to vote:  737,400

     (ii) Shared power to vote:  226,700

     (iii)     Sole power to dispose or direct
disposition of:  737,400

(iv) Shared power to dispose or direct
disposition of: 226,700

  Item 5.   If this statement is being filed to
 report the fact that as of the date hereof the
reporting person has ceased to be the beneficial
 owner of more than five percent of the class of
    securities, check the following:  [     ]

 Item 6.   The shares referred to in this filing
 are held by various custodian banks for various
                   clients of
Investment Advisors, Inc. None of the individual clients or custodian banks holds more than 5% or more of the shares.

Item 7.        Not applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.       Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:  1/30/98


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance